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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

American Equity Investment Life Holding Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% Convertible Senior Notes due 2015
(Title of Class of Securities)

025676AJ6
(CUSIP Number of Class of Securities)

William R. Kunkel
Executive Vice President—Legal and General Counsel
6000 Westown Parkway
West Des Moines, Iowa 50266
(512) 221-0002
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$96,476,000	$13,159.33

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rules 0-11(b)(2) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), based on the bid and asked prices as of August 22, 2013. The transaction valuation was calculated assuming that all of the outstanding $115,839,000 aggregate principal amount of the Company's 3.50% Convertible Senior Notes due 2015 (the "Notes") will be purchased pursuant to the Exchange Offer. The final purchase price per $1,000 principal amount of Notes will be determined in accordance with the pricing formula described in the Company's Prospectus, dated August 23, 2013, which forms a part of the registration statement on Form S-4 (Registration No. 333-190810) filed on the date hereof with the Securities and Exchange Commission.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by .0001364.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,159.33	Filing Party:	American Equity Investment Life Holding Company
Form or Registration No.:	Form S-4 (Registration No. 333-190810)	Date Filed:	August 23, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTION

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by American Equity Investment Life Holding Company, an Iowa corporation (the "Company," the "Offeror," "American Equity," "we" or "us") with the Securities and Exchange Commission (the "SEC") on August 23, 2013 (the "Initial Statement") and relates to the Company's offer (the "Exchange Offer") to exchange for cash and, in certain circumstances, newly issued shares of the Company's common stock, upon the terms and subject to the conditions set forth in the Company's prospectus forming part of the Company's Registration Statement on S-4 (Registration No. 333-190810), as amended by Amendment No. 1 to such Registration Statement, relating to the Exchange Offer (as it may be amended or supplemented from time to time, the "Prospectus") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), which are incorporated by reference herein as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively, any and all of its outstanding 3.50% Convertible Senior Notes due 2015 (the "Notes").

        This Amendment is made to amend and to correct the Transaction Valuation and the Amount of Filing Fee reported under the Calculation of Filing Fee above and to amend the Exhibits to include Amendment No. 1 to the Registration Statement on Form S-4. Other than as amended by this Amendment, all other terms of the Initial Statement remain the same. No additional filing fee is payable as a result of the correction of the previous calculation as the full amount of the fee payable was paid on August 23, 2013 in connection with the filing of the Registration Statement.

        In addition, this Amendment is made to clarify the description of the Bloomberg page being used to determine the "Daily VWAP" for the purposes of the Exchange Offer, which page is not limited to trades occurring on the New York Stock Exchange. The amended definition, which is included in the preliminary prospectus dated August 26, 2013 relating to the Exchange Offer, a copy of which is incorporated by referenced into this Amendment and is included as an exhibit hereto, appears below:

  "The "Daily VWAP" for any trading day means the per share volume-weighted average price of our common stock, as displayed under the heading "Bloomberg VWAP" on Bloomberg page AEL <Equity> AQR (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the NYSE on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours."

Item 12.    Exhibits.

        Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Prospectus, dated August 26, 2013 (incorporated herein by reference to the Registration Statement on Form S-4/A filed on August 26, 2013).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iii)	Form of Voluntary Offering Instructions (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus, dated August 23, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(5)	Press Release, issued August 23, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on August 23, 2013).
(b)	Not applicable.
(d)(1)
Indenture, dated as of Septmeber 22, 2010, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed September 28, 2010).
(d)(2)	Form of 3.50% Convertible Senior Note due 2015 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed September 28, 2010).
(d)(3)
Purchase Agreement, dated as of September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 22, 2010).
(d)(4)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(5)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(6)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(7)	2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(8)	2000 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).

Exhibit Number	Description
(d)(9)	American Equity Investment Life Holding Company 2009 Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 9, 2009).
(d)(10)
American Equity Investment Life Holding Company Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.26 to Form 10-Q for the period ended September 30, 2007 filed on November 2, 2007).
(d)(11)
American Equity Investment Life Holding Company Short-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the period ended September 30, 2010 filed on November 9, 2010).
(d)(12)	2010 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed on December 15, 2010).
(d)(13)
Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2012 (incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2011 filed on March 1, 2012).
(d)(14)
American Equity Investment Life Holding Company 2011 Director Stock Option Plan (incorporated by reference to Appendix A to Schedule 14A Definitive Proxy Statement for the 2011 annual meeting of stockholders filed on April 25, 2011).
(d)(15)	2012 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed on August 23, 2012).
(d)(16)
Indenture dated December 6, 2004 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(17)	Form of 5.25% Contingent Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(18)
Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (incorporated by reference to Exhibit 14.20 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(19)
Indenture, dated as of December 22, 2009, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(20)	Form of 5.25% Contingent Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed December 23, 2009).

Exhibit Number	Description
(d)(21)	Purchase Agreement, dated as of December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 23, 2009).
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2013

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
By:	/s/ Ted M. Johnson
	Name:	Ted M. Johnson
	Title:	Chief Financial Officer and Treasurer

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INTRODUCTION
  Item 12. Exhibits.
SIGNATURE